15045468

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 23 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44171

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M. Ramsey King Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

93 Tomlin Circle
(No. and Street)

Burr Ridge	IL	60527
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mary R. King 630-789-0607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mrazek & Associates, LLC
(Name – *if individual, state last, first, middle name*)

9501 West 144th Place, Suite 104	Orland Park	IL	60462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2/23/15

OATH OR AFFIRMATION

I, Mary R. King, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. Ramsey King Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KAREN J. THOMAS
Notary Public - State of Illinois
My Commission Expires 12/16/2018

Notary Public

Signature

CEO / President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M. RAMSEY KING SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

(Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document)

M. RAMSEY KING SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

CONTENTS

Kirk W. Mrazek
Certified Public Accountant
9501 W 144th Place-Suite 104
Orland Park, Illinois 60462
708-966-2651

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of M. Ramsey King Securities, Inc.

We have audited the accompanying statement of financial condition of M. Ramsey Securities, Inc. (an Illinois S-Corporation) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. M. Ramsey King Securities, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of M. Ramsey King Securities, Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Kirk W. Mrazek CPA

Orland Park, Illinois

February 12, 2015

M. RAMSEY KING SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$	1,075,867
Deposit with clearing organization		114,159
Accounts receivable - clearing organization		227,946
Accounts receivable - other		43,564
Prepaid expenses		14,775
Furniture and equipment, less accumulated depreciation of $47,524		5,788
Other		3,300
Total assets	$	1,485,399

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable - broker-dealers	$	55,003
Accounts payable and accrued expenses		92,108
Total liabilities		147,111
Shareholder's equity:		
Common stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding		1,000
Additional paid-in capital		75,000
Retained earnings		1,262,288
Total shareholder's equity		1,338,288
Total liabilities and shareholder's equity	$	1,485,399

See notes to statement of financial condition.

M. RAMSEY KING SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

M. Ramsey King Securities, Inc. (the Company) is a fully disclosed, introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides security execution services for companies throughout the United States and generally requires no collateral from its customers. The Company also receives revenues from the issuance of its daily investment report.

Estimates

Management uses estimates and assumptions in preparing the statement of financial condition. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Receivables from broker-dealers represent amounts due for commissions and fees earned on investment transactions performed on behalf of customers. The receivables are reported at their outstanding balance reduced by the allowance for doubtful accounts, if any.

The allowance for doubtful accounts is increased by charges to income and decreased by chargeoffs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, known and inherent risks of the customers and entities comprising the Company's accounts receivable balances, adverse situations that may affect the customers' and entities' ability to pay, and current economic conditions. Accounts receivable are charged off when management deems the receivable balance to be uncollectible.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder is taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Depreciation

Furniture and equipment are stated at cost and depreciated over the estimated useful lives of the assets using accelerated methods.

Subsequent Events

Management has evaluated subsequent events through February 12, 2015, which is the date the statement of financial condition was available to be issued.

NOTE 2. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2014, the shareholder provided office space to the Company without charge.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a fully disclosed, introducing broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2014, the Company had net capital of $1,277,822 which was $1,268,015 in excess of its required net capital of $9,807. The Company's net capital ratio was 0.115 to 1.0.

NOTE 4. INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction, and various state jurisdictions. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2011.

The Company follows the provisions of uncertain tax positions as addressed in FASB ASC 740-10-65-1. The Company has not recognized any liability for unrecognized tax benefits. The Company has no tax position at December 31, 2014 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the period presented. The Company had no accrual for interest and penalties at December 31, 2014.

NOTE 5. MAJOR CUSTOMERS

Two customers accounted for 45% of the Company's commission revenues for the year ended December 31, 2014.

NOTE 6. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances, and clearing organization receivable and deposit balances.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

The Company has accounts receivable from and a clearing deposit at one clearing organization. The Company manages this risk by monitoring the performance of the clearing organization.

NOTE 7. OFF BALANCE SHEET CREDIT AND MARKET RISK

The Company is exposed to off balance sheet risk resulting from counter party transactions in securities. Such risk arises in the event that counter parties fail to satisfy their obligation and related collateral is insufficient.

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In connection with the clearing broker, the Company seeks to control the risks with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the guidelines is monitored daily, and pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions when necessary.

NOTE 8. CASH FLOW DISCLOSURES

The Company paid $34,765 in interest and $6,541 in state replacement taxes.